EXHIBIT 99.1

Skylight Health Group Enters New State Acquiring Pennsylvania Clinic Group Aspire Health Concepts

  Skylight is acquiring a controlling interest in Pennsylvania-based Aspire Health Concepts, Inc., operating a network of 2 clinics servicing over 10,000 patients annually including over 2,000 Medicare and Medicare Advantage lives.
  Company expects to enroll the eligible Medicare lives in its first value-based care performance year of 2022.
  Company expects incremental annualized revenue of over US$2.5 million with 8% EBITDA.
  Immediately accretive acquisition strengthens Company’s growing primary care patient base, increases national footprint, and adds 14 providers to Skylight Health.
  Company expects to see further opportunities to build density in Pennsylvania through acquisition and de novo.

TORONTO, Sept. 15, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health”, “Skylight” or the “Company”), a multi-state primary care management group in the United States, today announces execution of definitive agreements to acquire a controlling interest in Aspire Health Concepts, Inc. (“Aspire”), a primary care group in Pennsylvania with 2 locations. The acquisition expands the Company’s primary care services into a new state and grows its patient base by over 10,000 per year.

Aspire has been operating a multi-disciplinary network of clinics for over 12 years in Harrisburg, PA. Skylight will immediately take over the primary and urgent care components of the business. The acquisition is immediately accretive to the Company as it expands its market share into a new state with an established patient base. Skylight expects full continuity of the Aspire leadership and clinical teams post-acquisition.

Prad Sekar, CEO, Skylight said “This is a very exciting acquisition for us. Skylight enters a new market with a clinic group that is well established and well regarded, at a time when growth in the primary care sector is strong and patients are seeking a higher level of care. As we continue to integrate our growing number of clinics across the US, the Aspire acquisition is certainly an excellent fit to the Skylight family.”

“We’ve spent the last 12 years building strong relationships with our patients in eastern Pennsylvania, and we’re proud and excited to align ourselves with Skylight as we now transition our patients to an even more comprehensive healthcare model,” said Dr. David A. White, MD. and Dr. Richard Rayner, MD., Founders of Aspire. “We fully support the Skylight executive and leadership team, and believe that with their centralized services and technology, they have the tools and vision for us to take this business to the next level.”

The Company has acquired a controlling interest of 70% of Aspire. The remaining 30% of Aspire will be retained by the two Founding physicians subject to Skylight’s call option that matures on the five-year anniversary of the closing. Skylight expects this structure will enhance alignment between Skylight and the Founding physicians. The Company expects to close this transaction no later than September 17th.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NAQSAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Canadian Investors

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

U.S. Investors

John Evans
John.evans@skylighthealthgroup.com
415-309-0230

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

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